UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

INTUIT INC.
(Exact name of registrant as specified in its charter)

Delaware		000-21180
(State or other jurisdiction of incorporation)		(Commission file number)

2700 Coast Avenue Mountain View, CA 94043
(Address of principal executive offices) (Zip Code)

Tyler Cozzens
Senior Vice President, Deputy General Counsel
(650) 944-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

A copy of Intuit Inc.’s Conflict Minerals Report for the year ended December 31, 2023 is filed as Exhibit 1.01 hereto and is publicly available at https://www.intuit.com/company/supplier-programs/policies/conflict-mineral-policy/.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INTUIT INC.		Date: May 31, 2024

By:	/s/ SANDEEP AUJLA
Name: Sandeep Aujla
Title: EVP and Chief Financial Officer